Exhibit 99.1

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,231,776 Net interest income 578,266 Loans and accounts receivables from customers and banks, net 38,116,606 Net fee and commission income 308,621 Loans and accounts receivables from customers at fair value, net 126,288 Result from financial operations 201,528 Financial instruments 11,758,854 Total operating income 1,088,415 Financial derivative contracts 11,665,244 Provision for loan losses (266,148) Other asset ítems 4,908,064 Support expenses (504,262) Total assets 68,806,832 Other results 2,154 Income before tax 320,159 Principal liabilities MCh$ Income tax expense (32,986) Deposits and other demand liabilities 12,934,771 Net income for the period 287,173 Time deposits and other time liabilities 15,202,770 Issued debt and regulatory capital instruments 10,214,947 Attributable to: Financial derivative contracts 12,763,427 Equity holders of the Bank 275,756 Other liabilities ítems 13,358,024 Non - controlling interest 11,417 Total equity 4,332,893 Total liabilities and Equity 68,806,832 Equity attributable to: Equity holders of the Bank 4,211,148 Non - controlling interest 121,745 BANCO SANTANDER - CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of July 31, 2023 The principal balances and results accumulated for the period ending July 2023 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. Chief Accounting Officer ROMAN BLANCO R. Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de julio de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.231.776
Créditos y cuentas por cobrar a clientes y bancos	38.116.606
Créditos y cuentas por cobrar a clientes a valor razonable	126.288
Instrumentos financieros	11.578.854
Contratos de derivados financieros	11.665.244
Otros rubros del activo	4.908.064
Total Activos	**68.681.981**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	12.934.771
Depósitos y otras captaciones a plazo	15.202.770
Instrumentos de deuda y capital regulatorio emitidos	10.214.947
Contratos de derivados financieros	12.763.427
Otros rubros del pasivo	13.358.024
Total patrimonio	4.332.893
Total Pasivos y Patrimonio	**68.806.832**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.211.148
Interés no controlador	121.745

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos neto por intereses y reajustes	578.266
Ingresos neto de comisiones	308.621
Resultado de operaciones financieras	201.528
Total ingresos operacionales	**1.088.415**
Gasto de pérdidas crediticias	(266.148)
Gastos de apoyo	(504.262)
Otros resultados	2.154
Resultado antes de impuesto	**320.159**
Impuesto a la renta	(32.986)
Utilidad consolidada del periodo	**287.173**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	275.756
Interés no controlador	11.417

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1 , 2022 issued by the Financial Market Commission (FMC) . The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions . The FMC is the banking industry regulator according to article 2 of the General Banking Law . which by General Regulation establishes the accounting principles to be used by the banking industry . For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) . If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence . ¿Qué podemos hacer por ti hoy?